Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-4) and related Prospectus of Koppers Inc. for the registration of $300 million principal value 7.875% Senior Notes due 2019 and to the incorporation by reference therein of our reports dated February 19, 2010 with respect to the consolidated financial statements and schedule of Koppers Holdings, Inc., and the effectiveness of internal control over financial reporting of Koppers Holdings Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Pittsburgh, Pennsylvania

February 19, 2010